VIA EDGAR

June 15, 2022

Attention:	Mr. Donald E. Field
Re:	Golden Sun Education Group Limited
Registration Statement on Form F-1, as amended
File No. 333-255891

Dear Mr. Field:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Network 1 Financial Securities, Inc., the underwriter (the “Underwriter”), hereby joins in the request of Golden Sun Education Group Limited (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form F-1 (File No. 333-255891) (as amended, the “Registration Statement”), so that the Registration Statement may be declared effective on June 21, 2022, at 4 p.m. Eastern Time, or as soon thereafter as practicable. The undersigned, as the Underwriter, confirms that it is aware of its obligations under the Securities Act.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

Network 1 Financial Securities, Inc.

By:	/s/ Adam Pasholk
Name:	Adam Pasholk
Title:	Managing Director